January 22, 2007 Provident Energy Ltd. 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3

Attention: The Board of Directors of Provident Energy Ltd.

Re:	Form 51-101F2
Report on Reserves Data by an Independent Qualified Reserves Evaluator
of Provident Energy Ltd. (the “Company”)

Dear Sir:

To the Board of Directors of Provident Energy Ltd. (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2006. The reserves data consists of the following:

(a) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs and the related estimated future net revenue; and

(b) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using constant prices and costs and the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.
An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company’s management:

		Net Present Value of Future Net Revenue $M
		(before income taxes, 10% discount rate)

Preparation Date of
Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

January 27, 2007	Canada	-	785,340	-	785,340

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our report for events and circumstances occurring after the preparation date.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

“signed by P. A. Welch” _________________________ P. A. Welch, P. Eng. President & Managing Director Calgary, Alberta

FORM 51-101 F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

1. We have evaluated the Company's reserves data as at December 31, 2006. The reserves data consists of the following:
   (a) (i) proved and proved plus probable oil and gas reserves estimated using forecast prices and costs; and
   (ii) the related estimated future net revenue; and
   (b) (i) proved oil and gas reserves estimated using constant prices and costs; and
   (ii) the related estimated future net revenue.

Independent Qualified Reserves Evaluator or Auditor	Provident Energy Ltd. Reserve Estimation And Economic Evaluation	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($M, before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
AJM Petroleum Consultants	January 24, 2007	Canada	-	$318,647	-	$318,647

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

Executed as to our report referred to above:

AJM Petroleum Consultants
1400, 734 – 7th Avenue S.W.
Calgary, Alberta
T2P 3P8

Signed by: "D. S. Ashton"

Douglas S. Ashton, P. Eng.
Vice-President

Execution date January 24, 2007